UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,976,413

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,976,413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,976,413

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 60,227,753 shares of Common Stock outstanding as of July 29, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed August 5, 2021.

CUSIP No. 69888T207	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,098,781

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,098,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,098,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 60,227,753 shares of Common Stock outstanding as of July 29, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed August 5, 2021.

CUSIP No. 69888T207	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
EGI INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
877,632

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
877,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
877,632

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 60,227,753 shares of Common Stock outstanding as of July 29, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed August 5, 2021.

CUSIP No. 69888T207	13D	Page 5 of 8

EXPLANATORY NOTE: This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Par Pacific Holdings, Inc. (the “Issuer”).  This Amendment No. 13 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015, Amendment No. 8 to Schedule 13D filed on August 25, 2015, Amendment No. 9 to Schedule 13D filed on November 24, 2015, Amendment No. 10 to Schedule 13D filed on June 17, 2016, Amendment No. 11 to Schedule 13D filed on July 18, 2016 and Amendment No. 12 to Schedule 13D filed September 26, 2016 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); EGI Investors, L.L.C., a Delaware limited liability company (“EGI Investors”) and Chai Trust Company, LLC, an Illinois limited liability company (“General Partner”).  Master Fund, EGI Investors and General Partner are sometimes collectively referred to herein as the “Reporting Persons.”  The principal business of Master Fund and EGI Investors is investments, and the principal business of General Partner is trust administration.

Master Fund is a limited partnership, the general partner of which is General Partner. Master Fund has no officers or directors as a limited partnership. General Partner is also the managing member of EGI Investors.

The executive officers of EGI Investors are:

•	Samuel Zell: President. Mr. Zell is also Chairman of the Equity Group Investments division of Chai Trust (“EGI”) and serves as Chairman of the Issuer’s board of directors.
•	Joseph Miron: Vice President and Secretary.
•	Mark Sotir: Vice President. Mr. Sotir is also President of EGI.
•	Philip G. Tinkler: Vice President and Treasurer.

The officers and senior managing directors of General Partner are as follows:

•	Scott R. Peppet: President and Senior Managing Director.
•	Joseph Miron: Chief Legal Officer and Secretary.
•	Natalia Napoleon De Bens: Chief Operating Officer.
•	Mark Sotir: Vice President and Senior Managing Director. Mr. Sotir is also President of EGI.
•	Philip G. Tinkler: Chief Financial Officer.
•	Suzanne Campion: Senior Managing Director. Ms. Campion is also an executive recruiter.
•	David J. Contis: Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno NV 89511.
•	Mary Duke: Senior Managing Director. Ms. Duke is also a family wealth advisor.

CUSIP No. 69888T207	13D	Page 6 of 8

•	Thomas P. Heneghan: Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.
•	Siobhan Murphy: Senior Managing Director. Ms. Murphy is also an attorney.
•	JoAnn Zell: Senior Managing Director. Ms. Zell is also a physician.
•	Kellie Zell: Senior Managing Director. Ms. Zell is also a homemaker.

The business address of Samuel Zell, Joseph Miron, Mark Sotir, Philip G. Tinkler, Scott R. Peppet, Natalia Napoleon De Bens, Suzanne Campion, Mary Duke, Thomas P. Heneghan, Siobhan Murphy, JoAnn Zell, Kellie Zell and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with Master Fund reaching maturity and effecting an orderly liquidation and distribution of its assets to its limited partners, Master Fund, through a subsidiary fund (“Sub Fund”), has begun selling shares of Common Stock under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).  The shares of Common Stock being sold represent the pro rata interest of an outside investor in the Master Fund (the “Outside Investor”) and the proceeds of the sale will be distributed to the Outside Investor.

The Reporting Persons may seek to dispose of the remaining shares of Common Stock attributable to the Outside Investor through other means available, including but not limited to additional public resales pursuant to Rule 144 under the Securities Act, registered resales pursuant to an underwritten secondary offering, and/or private resales pursuant to an applicable exemption from the registration requirements of the Securities Act.

The shares of Common Stock beneficially owned by the Master Fund not attributable to the Outside Investor, and the shares of Common Stock beneficially owned by EGI Investors, are not being sold, transferred or otherwise disposed of at this time.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 60,227,753 shares of Common Stock were outstanding as of July 29, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q filed August 5, 2021.  EGI Investors is the beneficial owner of 877,632 shares of Common Stock, or approximately 1.5% of the issued and outstanding shares of Common Stock, and EGI Investors shares voting and dispositive power with General Partner with respect to such shares.  Master Fund is the beneficial owner of 12,098,781 shares of Common Stock, or approximately 20.1% of the issued and outstanding shares of Common Stock and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

CUSIP No. 69888T207	13D	Page 7 of 8

(c) On October 28, 2021, 46,339 shares of Common Stock were sold by Master Fund, through Sub Fund, at a volume weighted average price of approximately $15.6524 per share, pursuant to Rule 144 under the Securities Act.  These shares were sold in multiple transactions at prices ranging from $15.45 to $15.74 per share of Common Stock, inclusive.  On October 29, 2021, 23,624 shares of Common Stock were sold by Master Fund, through Sub Fund, at a volume weighted average price of approximately $15.6070 per share, pursuant to Rule 144 under the Securities Act.  These shares were sold in multiple transactions at prices ranging from $15.465 to $15.85 per share of Common Stock, inclusive.  The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth herein.  Except as set forth herein, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 69888T207	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 1, 2021

ZELL CREDIT OPPORTUNITIES
MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ Joseph Miron
Name:	Joseph Miron
Title:	Chief Legal Officer

EGI INVESTORS, L.L.C.

By:	/s/ Joseph Miron
Name:	Joseph Miron
Title:	Vice President